Exhibit 4.16
EMPLOYMENT AGREEMENT
     This Employment Agreement is made as of the 14th day of December, 2005 between CHI Systems, Inc. (the “Company”) and Wayne Zachary (the “Executive”).
     WHEREAS the Executive has been serving as a senior executive of the Company and;
     WHEREAS the Company desires to continue to retain the services of the Executive and the Executive desires to continue to perform services for the Company;
     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and the Executive agree as follows:
     1. Term of Employment. The term of the Executive’s employment hereunder shall begin on the date on which the purchase of all of the issued and outstanding shares of the Company (the “Purchase”) by Offshore Systems International Ltd. (“OSIL”) (the “Effective Date”) is closed, and shall end on the 3rd anniversary of the Effective Date, subject to earlier termination pursuant to Section 5 of this Agreement. In the event that the Purchase does not close, this Agreement shall be null and void ab initio and of no further force and effect. Following this initial term, and subject to Section 5 hereof, this Agreement shall be deemed to be automatically extended for successive one (1) year periods, unless either party gives the other written notice of its intention not to renew this Agreement at least ninety (90) days prior to the end of the initial or any extended term (the initial term and any extensions thereof referred to herein as the “Term”).
     2. Position and Duties. During the Term, the Executive shall be employed in the position of Chief Executive Officer and in such position shall report to the Board of Directors of the Company (the “Board”), subject to adherence to the requirements of the Special Security Agreement governing the operations of the Company. The Executive shall faithfully and diligently perform such duties and exercise such powers as are consistent with his position, perform such other related duties and responsibilities and serve in such other positions as may be assigned to him from time to time by the Board. In addition, the Executive shall serve as an Officer / Director within the meaning of and pursuant to ther terms of any Special Security Agreement governing the operations of the Company. The Executive shall devote substantially all of his business time, attention and skill to his duties to the Company and shall not engage in, participate in, render any service to, or undertake any employment, either directly or indirectly, with respect to any other business or for any other entity, without the prior written consent of the Company.
     3. Place of Employment. The Executive’s principal office and place of employment shall be at 1035 Virginia Drive, Fort Washington, PA, or within a twenty (20) mile radius of this location. The Executive acknowledges that he may be required to travel from time to time at the request of the Company to discharge his duties to the Company, and agrees to such travel obligations.

     4. Compensation and Benefits.
          (a) Base Salary and Bonus. During the Term, the Executive’s annual base salary (“Base Salary”) shall be U.S. $200,000, payable in accordance with the Company’s payroll practices as in effect from time to time. The Executive’s Base Salary shall be subject to review and possible adjustment in accordance with the Company’s normal practices and the terms of any Special Security Agreement governing the operations of the Company, but in no event shall Executive’s Base Salary be less than the amount specified in the first sentence of this Section 4(a). In addition, during each year of the Term, the Executive may be eligible to receive an annual cash bonus of up to 40% of the Executive’s Base Salary, subject to meeting reasonable objectives mutually established by OSIL’s COO and by the Executive.
          (b) Stock Options. The Executive shall be eligible for participation in OSIL’s stock option plans or share incentive plans which are now in place or may hereafter be established by OSIL. The Executive acknowledges that any grant of options or other share incentives to the Executive are in the discretion of the board of directors of OSIL, subject to the terms of any Special Security Agreement governing the operations of the Company. Any stock options or other share incentives so granted shall be subject to the terms and conditions of, and shall be administered in accordance with, the formal plan under which they were granted.
          (c) Benefits. During the Term, the Executive (and, to the extent eligible, his dependents) shall be entitled, and hereby agrees, to continue to participate in the Company’s executive employee benefit plans in which he participated immediately prior to the Effective Date (including but not limited to health insurance and short and long-term disability insurance, with substantially the same levels of benefits and with substantially the same terms and conditions as were in effect immediately prior to the Effective Date of this Agreement), and in any other such plans that are generally made available to senior executives of the Company. All such benefits plans in place as of the date of execution of this Agreement are listed in Appendix A to this Agreement. The Executive shall also be subject to the same leave time policies as set forth in the Company’s Employee Handbook (revised June 2004). The Company shall have the right to amend or replace any such plans and policies, provided that such amended policies or new policies do not provide materially lesser value or benefits than were provided under the policies in effect immediately prior to the Effective Date of this Agreement. The Company shall not be obligated to continue to maintain the existing key-man life insurance policy on the Executive under which the Company is named as the beneficiary or any life insurance policies which may be currently in place to fund a purchase of the shares on the death of the Executive pursuant to the existing shareholders’ agreement among the Executive and of the Company’s shareholders.
          (d) Expenses. The Company shall pay or reimburse the Executive for all reasonable business expenses incurred by him in the performance of his duties under this Agreement in accordance with the Company’s policies and practices in effect from time to time following receipt from the Executive of written substantiation of such charges which is acceptable to the Company. The Company shall continue to provide the Executive with one or more corporate credit cards to be used by the Executive solely for Company business, subject to the Company’s policies governing such use.

          (e) Vacation. The Executive shall be entitled to 4 weeks vacation per year, in accordance with the policies regarding vacation as set forth in the Company’s Employee Handbook (revised June 2004).
          (f) Auto Allowance: The Executive shall be entitled to a company leased or owned automobile with an MSRP not to exceed $30,000 during 2006, which amount shall be adjusted at the time that a new automobile lease is entered into by a percentage equal to the percentage increase in the U.S. consumer price index between January 1, 2006 and the date of the new lease. The Company will cover the lease payments and cost of automobile insurance premiums, maintenance and service respecting such vehicle. The Company shall have discretion in determining the duration of any such lease in accordance with reasonable commercial practices.
     5. Termination of Employment. The Executive’s employment may be terminated in accordance with the following:
          (a) Death. The Executive’s employment shall terminate upon his death.
          (b) Disability. The Company may terminate the Executive’s employment if, in the good faith judgment of the Board, the Executive becomes physically or mentally unable to substantially and completely perform his duties hereunder for a period of 90 days during any six-month period or for any 90 consecutive days. To assist the Boardin making this determination, the Executive agrees to submit, at the request of the Board, to a physical and/or mental examination by a physician mutually selected by the Board and by the Executive’s personal physician, and to grant to the Board, and any physician it designates, access to all relevant medical information concerning him and to cause his own physicians to be available to discuss his health with the Board.
          (c) Without Cause. The Company may terminate the Executive’s employment at any time upon providing thirty (30) days written notice to the Executive.
          (d) Voluntary Termination. The Executive may terminate his employment for any reason or no reason upon providing the Company thirty (30) days written notice of termination.
          (e) Cause. The Company may terminate the Executive’s employment at any time, effective immediately, for Cause. “Cause” shall mean any of the following: (i) actions by the Executive which materially damage the Company’s or an affiliate’s business or reputation; (ii) the Executive’s violation of any material policy, standard, rule, or practice of the Company, if such violation in fact causes material damage to the Company’s or an affiliate’s business or reputation; (iii) the Executive’s breach of his fiduciary duties to the Company or its affiliates, if such breach in fact causes material damage to the Company’s or an affiliate’s business or reputation; (iv) the Executive’s continued failure or neglect to substantially perform his duties hereunder; (v) a breach of any material provision of this Agreement; (vi) the Executive’s conviction of, or plea of nolo contendere to, a felony, or (vii) the revocation of the Executive’s current level of security clearance from the U.S. government; provided, however, that the Company may terminate Executive’s employment for Cause under subsections (i) through (v)

hereof only if it provides written notice to the Executive of an intent to terminate for Cause, which notice specifies the grounds allegedly constituting Cause, and the Executive fails to reasonably cure or eliminate such grounds within thirty (30) days of his receipt of such notice; and provided further, that as used in this Agreement (including in section 8), the term “affiliate” means a company in which Offshore Systems International LTD (“Offshore”) or a subsidiary thereof has a majority ownership interest, and does not include joint ventures with the Company or with Offshore or any of its subsidiaries, or any other entities with which Offshore may have a business relationship but not a majority ownership interest..
          (f) Termination by Executive for Good Reason. The Executive may terminate his employment at any time for Good Reason. As defined herein, the term “Good Reason” shall mean any of the following: (a) a material breach by the Company of any of its obligations hereunder; (b) a material diminution in the Executive’s duties or level of responsibility; (c) a reduction in Executive’s Base Salary below the level specified in paragraph 4(a) or a material diminution in the level or benefits provided to the Executive; (d) the relocation of the Executive’s place of employment, without Executive’s consent, to a location which is not within a radius of twenty (20) miles from the address specified in Section 3 above; and (e) any other actions or failures to act by the Company that would constitute a “constructive discharge” under applicable legal principles; provided, however, that the Executive may resign for Good Reason only if he provides written notice to the Company of an intent to resign for Good Reason, which notice specifies the grounds allegedly constituting Good Reason, and the Company fails to reasonably cure or eliminate such grounds within thirty (30) days of its receipt of such notice.
     6. Obligations of the Company Upon Termination.
          (a) Upon termination of employment by either the Executive or the Company for any reason, the Executive shall be entitled to be paid (i) any earned but unpaid Base Salary, (ii) any Bonus earned but unpaid from the prior fiscal year, (iii) reimbursement for any expenses incurred by him but unpaid as of the date of termination, and (iv) any earned but unused vacation due under the Company’s Employee Handbook (revised June 2004), subject to the provisions of that Handbook. These amounts shall be payable in cash within 30 days of such termination date.
          (b) Upon the Company’s termination of the Executive’s employment for any reason other than for Cause in accordance with section 5(e), or upon the Executive’s termination of his employment for Good Reason, and in consideration for the Confidentiality and Non-Disclosure, Non-Competition and Non-Solicitation provisions hereof, the Executive will be entitled to the payment set forth in paragraph 6(a) above and, in addition, to the continuation of his Base Salary for a period of twelve (12) months following such termination, payable as and when his Base Salary otherwise would have been payable. The Company shall also pay for the cost of the Executive’s COBRA premiums for a period of twelve (12) months from the date of termination or until the Executive is fully covered under another employer’s group health plan, whichever date occurs first, and if Executive does become fully covered within that twelve month period, he shall promptly notify the Company of that fact. In the event payments are payable to Executive pursuant to this Section 6(b), no severance benefits shall be payable to the Executive under any severance plan maintained by the Company.

          (c) Executive’s entitlement to any compensation under this Section also is subject to the Executive’s execution of a release of all claims against the Company; provided, however, that (i) such release does not impose any new obligations or restrictions on the Executive not encompassed within this Agreement and (ii) such release is reciprocal, containing a release of all claims that the Company may have against the Executive.
     7. Confidentiality and Non-Disclosure.
          (a) The Executive shall not, either during or after the Term, divulge or communicate to any person (except in performing his duties under this Agreement) or use for his own purposes or for the benefit, purposes or account of the Executive or any other person, trade secrets, confidential commercial information, or any other information, knowledge, or data of the Company or of any of its affiliates which is not generally known to the public, and shall use his best efforts to prevent the publication or disclosure by any other person of any such secrets, information, knowledge, or data. Confidential information includes, without limitation, information relating to the Company’s business plans, financial matters, customers, employees, contracts, and all other secrets and information of a confidential or proprietary nature. The confidentiality and non-disclosure obligations imposed by this Section 7 will cease if such confidential or proprietary information becomes, through no fault of the Executive, generally known to the public or the Executive is required by law to make disclosure (after giving the Company notice and an opportunity to contest such requirement). The terms of this Section 7 shall be in addition to the terms of any confidentiality agreement that may previously or contemporaneously herewith have been executed by the Executive, which will continue in effect and be made a part of this Agreement, and shall not be read or interpreted to limit, diminish, circumscribe or conflict with the terms or requirements of any such confidentiality agreement.
     8. Non-Competition. The Executive agrees that during the Term, and for a period of one (1) year following the termination of this Agreement for any reason, he shall not directly or indirectly, with or without compensation, be engaged in any work or activity for or with, or have any financial interest in, any business materially in competition with, or which may materially compete with the Business of the Company (or with the Business of any affiliate for which the Executive performed substantial services hereunder) within any country, state, region, or locality in which the Company or such affiliate is then doing business or marketing its products, as the business of the Company or such affiliate may then be constituted. For purposes of this Agreement, the Business of the Company and of any affiliate means (i) the provision of research and development services and tools to Federal Government agencies responsible for national defense, homeland defense, and healthcare clinical information management — specifically, in areas relating to training systems, cognitive engineering, decision support systems, and command, control, communications, computing, intelligence, surveillance, and reconnaissance (C4ISR) systems and (ii) any other business in which the Company is engaged as of the date of termination of this Agreement. Also, for purposes of this Agreement, the Executive shall be deemed to be engaged in such a Business if he is a principal, agent, consultant, employee, officer, director, or partner, of any person, partnership, corporation, trust or other entity which is engaged in such a Business, and he shall be deemed to have a financial interest in such an entity if he has an equity interest, or interest convertible into equity, in any entity engaging in the Business; provided, however, that the foregoing shall not prohibit the Executive from owning, for the purpose of passive investment, less than two percent (2%) of any class of securities of a publicly held corporation. The terms of the Section 8 shall be in addition to the terms of any agreement previously entered into by the Executive, expressly including that certain Share Purchase Agreement dated for reference November 2, 2005 among OSIL, the Company, the Executive and the other shareholders of the Company respecting the Purchase.
     9. Non-Solicitation. The Executive agrees that for a period of two (2) year after the termination of his employment for any reason, he will not, on behalf of himself or any person, firm, partnership, joint venture, corporation or other business organization directly or indirectly induce, solicit, or participate in the inducement or solicitation, either directly or through a third party, of any person who is an officer, director, employee, principal or agent of the Company or any affiliate to leave his or her employment, agency, directorship or office with the Company or any affiliate, or to induce or solicit any person to not commence an employment or business relationship with the Company or any affiliate.
     10. Company Ownership. Except to the extent required by any applicable governmental contract, statute, regulation or rule, the Executive hereby agrees that any and all improvements, inventions, patents, patent applications, software, research, data reports, copyrightable works of authorship, concepts, discoveries, formulae, processes, methods, know-how, confidential data, trade secrets and other proprietary information (collectively, “Work Product”) within the scope of any business of the Company or any affiliate which the Executive may conceive or make, or have conceived or made, during his employment with the Company shall be and are the sole and exclusive property of the Company or any such affiliate. The Executive shall, whenever requested to do so by the Company or any affiliate, and without any obligation on the part of the Company or such affiliate to pay any royalty or other compensation to the Executive, at the Company’s or affiliate’s expense, execute and sign any and all applications, assignments or other instruments and do all other things which the Company or its affiliate may deem necessary or appropriate (i) in order to apply for, obtain, maintain, enforce or defend letters patent in the United States or in any foreign country for any Work Product, and/or (ii) in order to assign, transfer, convey or otherwise make available to the Company or such affiliate the sole and exclusive right, title, and interest in and to any Work Product.
     11. Injunctive Relief. The Executive acknowledges and agrees that the remedy at law available to the Company for breach of any of his obligations under Sections 7 through 10 would be inadequate and that damages flowing from such breach may not readily be susceptible to being measured in monetary terms. Accordingly, the Executive acknowledges and agrees that, in addition to any other rights or remedies which the Company may have at law, in equity or under this Agreement, upon adequate proof of his violation of any such provision of this Agreement, the Company will be entitled to immediate injunctive relief, and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage. Any such action may only be filed in a court of competent jurisdiction in the State of Delaware, and the Executive consents to the personal jurisdiction and venue of such courts.
     12. Security Clearances. The Executive acknowledges and agrees that maintaining his existing personnel security clearances with various agencies and departments of the Government of the United States of America will be a continuing condition of his employment with the Company. The Executive agrees to co-operate with the Company and such agencies and authorities and to provide such information as they may reasonably require to maintain such personnel security clearances and to seek to obtain any increased level of security clearance that may be appropriate. The Executive hereby consents to the disclosure by the Company to such authorities of such personal information as has been provided by the Executive to the Company in connection with his or her employment with the Company.
     13. Confidential Disclosure and Insider Trading. The Executive acknowledges that:
          (a) OSIL’s common shares are publicly traded;
          (b) he will become privy from time to time to material information about OSIL or material changes in affairs of OSIL which have not been generally disclosed to the public; and
          (c) that he is a “person in a special relationship” with OSIL and an “insider” of OSIL, as those terms are defined under applicable Canadian securities regulations and may be an “insider” of OSIL under applicable U.S. securities regulations. The Executive further acknowledges that he or she has been provided with a copy of OSIL’s Corporate Governance Policy and Code of Business Ethics which sets out OSIL’s polices concerning, among other things, the maintenance of confidentiality with respect to OSIL information and restrictions and prohibitions on trading in OSIL’s securities. The Executive agrees to comply with such policies, and acknowledges that a material breach of such policies will constitute a material breach of this Agreement. The Executive further acknowledges that it is his obligation to comply with all applicable laws and regulations respecting trading in securities of OSIL.
     14. Notice. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) upon confirmation of receipt when such notice or other communication is sent by facsimile, (c) one day after delivery to an overnight delivery courier or (d) three days after it has been sent by registered or certified mail, return receipt requested postage prepaid, addressed to the addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith.
If to the Company:
Offshore Systems International LTD
107-930 West 1st Street
North Vancouver, BC Canada V7P3N4
Attention: Chief Operating Officer
with a copy to:
Clark Wilson LLP
800 - 885 West Georgia Street
Vancouver, BC V6C 3H1
Attention: Gerry Shields

If to the Executive:
Wayne Zachary CHI Systems, Inc.
1035 Virginia Drive, Suite 300
Fort Washington, PA 19034
With a copy to:
Schnader Harrison Segal & Lewis LLP
1600 Market Street, Suite 3600
Philadelphia, PA 19103
Attention: Arthur Brandolph, Esquire
or to such other address as either party may designate by notice to the other, and shall be deemed to have been given upon receipt.
     15. Miscellaneous.
          (a) Survival. The termination of the Executive’s employment will not impair the rights or obligations of a party that accrue prior to such termination, except to the extent specifically stated herein. In addition, the Executive’s covenants contained in Sections 7, 8, 9 and 10 and the Company’s obligations under Section 6 will survive the termination of the Executive’s employment.
          (b) Amendments and Waiver. Only an instrument in writing signed by the parties may amend this Agreement, and any provision hereof may be waived only by an instrument in writing signed by the party against whom enforcement of such waiver is sought. The failure of either party at any time to require the performance by the other party of any provision hereof shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by either party of a breach of a provision hereof be taken or held to be a waiver of any succeeding breach of such provision or a waiver of the provision itself or a waiver of any other provision of this Agreement.
          (c) Withholding. Executive agrees that the Company may withhold from any and all payments required to be made to Executive in accordance with this Agreement all federal, state, local, and other taxes that the Company determines are required to be withheld in accordance with applicable statutes and regulations in effect from time to time.
          (d) Successors. This Agreement is binding on and is for the benefit of the parties hereto and their respective successors, heirs, executors, administrators and other legal representatives. The Company shall require any successor to all or a portion of the business and/or assets of the Company by purchase, merger, consolidation, acquisition of stock or otherwise which is or becomes the employer of the Executive to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place, and a failure of any such successor to the Company which is or becomes the employer of the Executive to assume and agree to perform this Agreement shall be, for all purposes of this Agreement, a termination of this Agreement by the Company and such successor.
          (e) Assignment. This Agreement and all of Executive’s rights and duties shall not be assignable or delegable by the Executive. The Company may assign this Agreement to a person or entity which is an affiliate or a successor in interest to substantially all of the business operations of the Company, provided that the Company complies with its obligations in the second sentence of Section 15(d) above.
          (f) Severability of Provisions. If any provision of this Agreement, or portion thereof, is so broad in scope or duration so as to be unenforceable, such provision or portion thereof shall be interpreted to be only so broad as is enforceable. If any one or more provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and this Agreement shall be interpreted as if such invalid, illegal, or unenforceable provision was not contained therein.
          (g) Headings. The headings used in this Agreement are intended for convenience and reference only and will not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.
          (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of laws provisions.
          (i) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
          (j) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the Executive’s employment by the Company, and supersedes, and is in full substitution of, any and all oral or written prior understandings, representations, or agreements with respect to the Executive’s employment unless otherwise indicated herein.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date indicated below.

Executive	CHI Systems Inc.

/s/ Wayne Zachary	/s/ Kenneth Kirkpatrick

December 13, 2005	December 13, 2005
Date	Date

By its signature below, Offshore Systems International Ltd., intending to be legally bound, hereby guarantees the Company’s obligations hereunder:

Offshore Systems International Ltd.:
By:	/s/ Kenneth Kirkpatrick
	Name:	KEN KIRKPATRICK
	Title:	CEO